Via Facsimile and U.S. Mail

November 1, 1996

Messrs Wussler and Lash
144 Committee
The Nostalgia Network, Inc.
650 Massachusetts Avenue, NW
Washington, DC 20001

Gentleman:

Thank you for your October 30, 1996 formal response to Concept's August 15, 1996 offer letter. We appreciate your giving it your sincere attention and remain committed to the highest professional and ethical standards. With this intention, we have, to date, extended you the time necessary to do your analysis. We regret, however, that it has taken so long for you to raise the questions presented here and hope that there will be no losses sustained by any interested parties. As you must know, Concept cannot control the type of business opportunities that may arise with the passage of time. Thus, our $0.77 conversion offer cannot remain open indefinitely and will expire on November 30, 1996. There is no guarantee that we will make another offer.

As for your questions, we offer the following response seriatim with hope that this will expedite the negotiating process and with the understanding that this letter will be used solely by your Committee and its agents for purposes of completing the debt to equity conversion process. This letter may not, under any circumstances, be disseminated, distributed, or copied and does not constitute Concept's formal plans.

1.   Accrued Interest
In response to your query about the treatment of accrued interest, we fail to see the materiality of this question. Our conversion offer extends to the principal amount of 16.5 million. At present, Concept has not offered to change the existing treatment of any outstanding interest nor does it have any firm plans to do so. Thus, presently outstanding promissory notes and related agreements specify the terms and conditions of repayment on accrued interest. Presumably, your committee has copies of such notes and agreements in your possession.

2.   Anti-Dilution Protection
Regarding the circumstances entitling anti-dilution protection for the preferred shares requested, we seek full anti-dilution protection if Nostalgia sells its stock for less than $0.77 at any time prior to Concept converting the preferred stock it receives into common shares.

3.   Covenants Envisioned
We envision implementing expenditure constraints similar to those agreed in paragraphs "2" and "3" of our March 29, 1995 letter agreement with Nostalgia. Likewise, we would like a right of first refusal as outlined in paragraph "4" of the March 29, 1995 letter agreement. (A copy of the letter is attached for your convenience.)

4.   Remedies for Default Under the Preferred
Regarding the remedies we would seek if Nostalgia were to breach its obligations under the preferred stocks requested, we have always anticipated that Nostalgia would perform and have no reason to believe that it would not. Since you insist on our addressing this possibility, we would most likely seek specific performance.

5.   Possibilities or Plans for Nostalgia
As indicated in our October 12, 1996 letter to you, other than any existing obligations to Nostalgia for 1996, Concept has no formal plans for the future. Generally speaking, we hope to see Nostalgia as a prosperous television network offering quality programs to the 49+ audience. With this aim, Concept has had informal exploratory discussions with various telecommunication industry members but we are not aware of any concrete opportunity which would define our future plans regarding Nostalgia. We wish we could tell you more but this is our present status regarding Nostalgia.

Once again, we appreciate the 144 Committee's efforts and will continue to diligently cooperate with you in bringing this matter promptly to a close.


Very truly yours,



CONCEPT COMMUNICATIONS


by: /s/ Nicholas Chiaia
    Nicholas Chiaia, General Counsel

VIA FACSIMILE & HAND DELIVERY

August 15, 1996



144 Committee
Nostalgia Television
650 Massachusetts Avenue, NW
Washington, D.C.  20001


Gentlemen:

          The Nostalgia Network, Inc. ("Nostalgia") is currently indebted to Concept Communications, Inc. ("Concept") in the principal amount of $16.5 million (the "Principal"), plus accrued interest as of August 10, 1996 in the amount of $960,566.89. Concept desires to convert the Principal into equity of Nostalgia. Concept will discuss with Nostalgia separately the terms of the repayment of the outstanding accrued and unpaid interest.

          Concept desires to convert the Principal into a class of preferred stock of Nostalgia with the following rights and preferences:

1. Liquidation Preferences. $16.5 million, plus all accrued and unpaid dividends.

2. Dividends. A paid-in-kind dividend at the rate of 6% per annum.

3. Conversion Rights. Convertible into shares of Nostalgia common stock at a price of $0.77 per share. Concept would receive full anti-dilution protection.

4. Voting. The preferred shares will vote, together with the common stock, on an as-converted basis. There may be separated class voting on certain issues to be discussed further.

5. Covenants. Concept desires to discuss continuing the covenants which Nostalgia agreed to in its March 29, 1995 letter agreement with Concept in connection with earlier bridge loans.

          Notwithstanding the above, Concept might be willing to consider entering into negotiations for a participating preferred stock at a different conversion price.

          As best as Concept can determine, Nostalgia is not in a position to sell shares of preferred stocks with the rights described above without first receiving shareholder approval. However, Concept would explore converting into a specially created class of preferred stock ("Special Stock") approved by Nostalgia's Board (without the need for shareholder approval), which Special Stock would be convertible into a class of preferred stock with the appropriate rights and preferences to be approved at the next annual shareholders' meeting. The Special Stock issued for this interim period would grant Concept contractual rights substantially similar to the rights described above. If you believe this proposal does not work, Concept would be willing to consider other economically equivalent alternatives so that conversion can occur promptly and not be held up pending a shareholders' meeting. Of course, before the conversion process is completed, Concept must secure its Board's approval. This offer supersedes all of Concept's preceding debt to equity conversion offers, including Concept's August 8, 1996 offer.

          We look forward to your response.


Sincerely,



Concepts Communications



By: /s/ Werner Seubert
Werner Seubert, VP

March 29, 1995

The Nostalgia Network, Inc.
c/o 144 Committee
650 Massachusetts Avenue, N.W.
Washington, D.C.  20001

Attention:  Professor William Lash


Gentlemen:

     As an inducement to Concept Communications, Inc. ("Concept") to make a bridge loan to The Nostalgia Network, Inc. ("Nostalgia") and to agree to certain forbearances and other matters requested by Nostalgia's auditors, Concept desires that Nostalgia agree to certain terms as a condition to Concept's loan and other agreements. These conditions are as follows:

1. It is the anticipation of Concept and Nostalgia that the money currently being loaned by Concept to Nostalgia will be converted into equity of Nostalgia once Concept and Nostalgia are able to reach mutual agreement as to the price at which shares are to be sold to Concept. Nostalgia agrees that as part of such investment by Concept, Nostalgia will sell at least 2,000 shares of its Preferred Stock to Concept and that, in the interim, Nostalgia will not issue any of its shares of Preferred Stock to any party other than Concept. Notwithstanding the foregoing, in the event that any currently existing or new loans from Concept to Nostalgia are outstanding as of January 31, 1996, all such outstanding loans shall have their interest rates adjusted, effective as of February 1, 1996, to the six month Treasury bill rate used to compute the initial interest rate(s) of such loan(s) (which in the case of the loan made by Concept on December 16, 1994, was the six month Treasury bill rate as of close of business December 9, 1994, for maturities over $1 million on June 8, 1995) plus two percentage points.

2. Nostalgia agrees that for the remainder of calendar year 1995, it will not expend any amounts in excess of the amounts budgeted for calendar year 1995 as reflected in the long range business plan (the "Plan") previously submitted to Concept in or about November 1994. In addition, Nostalgia agrees to provide to Concept, as soon as possible after the end of each month (for all months through December 1995, or, if later, the date on which the loan is converted into equity of Nostalgia) balance sheets, income statements, and such other financial information and results of operation as Concept shall reasonably request with respect to such month.

3. Nostalgia agrees that, during the term of the loan, it will not enter into any agreement committing Nostalgia to spend in excess of $1 million unless such expenditure is provided for in the Plan or unless otherwise agreed to by Concept.
4. Nostalgia agrees that in the event that, prior to December 31, 1995, or, if later, the date on which the loan is converted into equity of Nostalgia, it desires to sell in the aggregate more than 500,000 of its shares of Common Stock or more than 500 shares of its Preferred Stock to any third party or third parties acting in concert in any transaction or series of transactions, Concept shall have a right of first refusal to purchase such shares on the terms offered to such third party. In addition, in the event of any future sales of shares by Nostalgia to a third party at a price less than the price to be agreed to by Concept and Nostalgia with respect to the conversion of all currently outstanding bridge loans, as well as the currently contemplated bridge loan, Nostalgia would issue such number of additional shares to Concept as to cause Concept's subscription price to be adjusted to such lesser purchase price.

     Concept and Nostalgia agree that the terms of this letter agreement are a material inducement to Concept to advance the additional bridge loan and to agree to the forbearances and other matters requested by Nostalgia's auditors and are intended to be a binding agreement between Concept and Nostalgia. As soon as possible after the date hereof, representatives of Concept will prepare and submit to Nostalgia for review more detailed agreements reflecting the agreements contained in this letter. Notwithstanding the fact that more detailed agreements are contemplated, the parties agree that the terms hereof are legally binding upon each of them and may be specifically enforced by a court of competent jurisdiction. In the event that any provision hereof is deemed by such a court to be unenforceable, the remaining provisions hereof shall be enforced to the maximum extent possible to preserve the intent of the parties hereof.

     Please indicate your acceptance to the terms hereof by executing this agreement where indicated below.

                              Yours truly,

                              CONCEPT COMMUNICATIONS, INC.


                              By: /s/ Dong Moon Joo
                              Dong Moon Joo, President

ACCEPTED AND AGREED TO:

THE NOSTALGIA NETWORK


By: /s/  William H. Lash III
144 Committee